UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                       Environmental Tectonics Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $0.05
                         (Title of Class of Securities)

                                    294092101
                                 (CUSIP Number)

                                 April 30, 2005_
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13G

----------------------------                         --------------------------
CUSIP No.  294092101                                      Page 2 of 4 Pages
----------------------------                         --------------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Emerald Advisers, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
--------------------------------------------------------------------------------
     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           511,748
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              0 shares
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           1,012,348
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           0 shares
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,012,348
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.22%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IA
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 3 of 4



Item 1.

(a)   The name of the issuer is Environmental Tectonics Corporation.

(b) The address of the issuer's principal executive office is County Line Industrial Park, Southampton, PA 18966.

Item 2.

(a)   The name of the person filing is Emerald Advisers, Inc.

(b) The address of the principal office of the person filing is 1703 Oregon Pike, Suite 101, Lancaster, Pennsylvania 17601.

(c)   The state of organization is Pennsylvania.

(d)   The title of class of security is common stock, par value $0.05 per share.

(e)   The CUSIP number is 294092101.

Item 3.

The person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.

(a)         The amount beneficially owned is 1,012,348 shares of common stock.

(b) The percent of class is 11.22 % based on 9,019,376 shares of common stock outstanding as of February 16,2005, as reported in a 13D filed February 22, 2005.

(c)(i) The number of shares as to which Emerald Advisers, Inc. has sole voting power is 511,748.

(c)(ii) The number of shares as to which Emerald Advisers, Inc. has shared voting power is 0.

(c)(iii) The number of shares as to which Emerald Advisers, Inc. has sole dispositive power is 1,012,348.

(c)(iv) The number of shares as to which Emerald Advisers, Inc. has shared dispositive power is 0.

Item 5.

This statement is NOT being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. [CONFIRM]

Schedule 13G                                                        Page 4 of 4


Item 6.

Other persons have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.

Not applicable. [CONFIRM]

Item 8.

Not applicable. [CONFIRM]

Item 9.

Not applicable. [CONFIRM]

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      May 4, 2005
                                      -----------
                                     Date

                                       /s/ Kenneth G. Mertz II
                                     ---------------------------------
                                     Signature

                                       Kenneth G. Mertz II / President
                                       -------------------------------
                                     Name/Title